SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	0-9358
CUSIP NUMBER

|X|   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q   |  |   Form NSAR   |  |  Form N-CSR

For the period ended: December 31, 2005

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Impart Media Group, Inc. 1300 North Northlake Way Seattle, Washington 98103

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

     We are unable to file our Annual Report on Form 10-KSB within the prescribed time period without unreasonable effort or expense due to the appointment of our new independent auditors (as previously reported in our Current Report on Form 8-K, dated March 6, 2006, as filed with the Securities and Exchange Commission on March 9, 2006). As a result of their recent appointment, our new independent auditors have been delayed in commencing their audit of our financial statements which, consequently, required the filing of this Form 12b-25 to obtain an extension of the filing date.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Eric M. Hellige	212	421-4100

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     During the year ended December 31, 2005, we acquired all of the outstanding capital stock of Impart, Inc., a privately-held corporation, formed under the laws of the State of Washington, in what is commonly referred to as a "reverse acquisition". As a result, our historical financial statements for all periods prior to the acquisition are those of Impart, Inc. We anticipate a significant change in our results of operations for the year ended December 31, 2005 as compared to the year ended December 31, 2004 primarily due to the expenses we incurred in 2005 in connection with being a publicly held company which we did not incur in 2004 because Impart, Inc. was a privately held company.

      Total general and administrative costs increased from approximately $2 million to $3.5 million for the years ended December 31, 2004 and 2005, respectively, an increase of approximately $1.5 million, or 75%. The increase in these expenses was primarily a result of incurring additional professional and consulting expenses incurred in connection with our reporting obligations under the Securities Exchange Act of 1934, as amended, as well as from additional wages and salary expenses arising under executive employment agreements entered into in connection with the acquisition of Impart, Inc., and other general and administrative expenses. Additionally, due to the recognition of an impairment related to our cash equivalent credits totaling $125,000 and interest expense increasing from approximately $100,000 to $200,000 for the years ended December 31, 2004 and 2005, respectively, our other expenses increased. As a result of these increases, we incurred a net loss of approximately $2.5 million for the year ended December 31, 2005 as compared to a net loss of approximately $200,000 for the year ended December 31, 2004.

Impart Media Group, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 02, 2006	By:	/s/ Joseph F. Martinez Joseph F. Martinez Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).